September 15, 2005

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:  Trend Mining Company
Amendment to the Registration Statement on Form SB-2 Filed August 5, 2005
Commission File No. 333-124144

Dear Mr. Schwall:

On behalf of Trend Mining Company (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 26, 2005, with respect to Amendment No. 1 to the Form SB-2, filed with the Commission on August 5, 2005. Attached hereto, as Exhibit A, is a clean version of the updated Amendment No. 2 to the Form SB-2 (the “Form SB-2 Amendment”).

Courtesy copies of this letter and clean and marked versions of the Form SB-2 Amendment have been sent to the Staff’s examiners via courier. The marked copy of the Form SB-2 Amendment indicates the changes from Amendment No. 1 to the Form SB-2 as previously filed with the Commission.

All responses provided herein are based solely on information provided by the Company.

For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

Business and Properties

Properties, page 18

1.
We note your table of properties includes a column for the cost of properties, with a footnote explanation that this does not represent cost as defined by SEC guidelines. Please remove this column from your property table and the related footnote disclosure to avoid investor confusion. Expand your description of the properties to include all the information required by Securities Act Industry Guide 7(b).

Troutman Sanders LLP

Mr. H. Roger Schwall
September 15, 2005

The cost column and any related footnotes have been removed from the table, and the description of the properties has been expanded to include the information required by Securities Act Industry Guide 7(b).

Risk Factors, page 3

2.
We note your response number 10 and the disclosure you have added on page 7. The fact that Mr. Kaplan and his affiliates can demand repayment due to the completion of the private placement - whether they choose to do so or not - appears to be a separate matter from your ability to raise finds. Break out this disclosure into a separate risk factor addressing the impact on the company if Mr. Kaplan chooses to exercise his right or [sic] repayment. Also expand the disclosure on page 13 to specify that the recent private placement satisfies the repayment condition.

The requested disclosures have been added to the Form SB-2 Amendment.

Executive Compensation, page 29

Summary of Cash and Certain Other Compensation

3.
We note your response to prior comment number 21. However, Mr. Ryan did serve as your chief executive officer during the last fiscal year ended September 30, 2004. Item 402(a)(2) requires the disclosure of compensation awarded to “all individuals serving as the registrant’s chief executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation[.]” We therefore reiterate that comment.

Mr. Ryan did not serve as the Chief Executive Officer (the “CEO”) of the Company at any time during the fiscal year ended September 30, 2004. Mr. John Ryan currently is, and during the fiscal year ended September 30, 2004 served as, the Chief Financial Officer of the Company. During the fiscal years ended September 30, 2004, Mr. Ryan’s compensation did not exceed $100,000. Thus, under Item 402(a)(2), “no disclosure need be provided for any executive officer, other than the CEO, whose total annual salary and bonus, as so determined does not exceed $100,000.”

Related Party Transactions page 36

4.	We note your response number 26. Provide that information in the registration statement.

The requested disclosure has been added to the Form SB-2 Amendment.

Financial Statements

General

5.
To the extent our comments on your annual financial statements included in this Form SB-2 Amendment No. 1 result in revisions to these statements, you should also file an amended Form 10-KSB and 10-Q for the quarters ended December 31, 2004 and March 31, 2005 as appropriate to reflect corresponding changes. These amended filings should also reflect the error correction you have reported for the year ended September 30, 2004.

Troutman Sanders LLP

Mr. H. Roger Schwall
September 15, 2005

An amended Form 10-KSB for the fiscal year ended September 30, 2004 and amended Form 10-QSBs for the fiscal periods ended December 31, 2004, March 31, 2005 and June 30, 2005 will be filed shortly after the filing of this Form SB-2 Amendment. The amended filings will reflect all corresponding changes made in response to the Staff’s comments and the error correction.

Unaudited Financial Statements for the three months and six months ended March 31, 2005

General

6.
Update your unaudited financial statements to include interim financial statements as of June 30, 2005, as required by Rule 3-10(g) [sic] of Regulation SB [sic] as part of your amended SB-2 filing in response to these comments.

The unaudited financial statements as of June 30, 2005 have been added to the Form SB-2 Amendment.

Audited Financial Statements for the fiscal year ended September 30, 2004

Notes to Financial Statements

Note 4 - Capital Stock, page F-36

7.
We have considered your response to our prior comment 40. With respect to the 8,868,174 warrants outstanding as of September 30, 2004, revise footnote four to include a table that summarizes the number of warrants outstanding for each exercise price and expiration date as required under FAS 129, paragraphs [sic] 4.

The requested table has been added to Note 5-Common Stock Options and Warrants on page F-38 of the September 30, 2004, Notes to the Financial Statements.

Note 5 - Common Stock Options and Warrants, page F-38

8.
We note that you have restated your financial statements for the accounting for the gain on sale of internal securities. In the fifth paragraph, please remove the statement “this gain is reflected in the income statement as internal gain from sale of securities.”

This language has been removed from the September 30, 2004, Notes to the Financial Statements.

Troutman Sanders LLP

Mr. H. Roger Schwall
September 15, 2005

Note 6 - Related Party Transactions, page F-39

9.
We have considered your response to our prior comment number 42. Please revise footnote six to disclose the nature of the relationship of each identified related party to the registrant as required by FAS 57, paragraphs 2-3.

The nature of the relationship to the Company of each party identified under Note 6 of the September 30, 2004, Notes to the Financial Statements has been included in the Form SB-2 Amendment.

***
Thank you for your assistance in this matter. Please feel free to call me at (212) 704-6027 if you have any questions about this letter.

Sincerely,

         Uri Doron, Esq.

cc:           Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission

Mr. Thomas A. Loucks
Mr. John Ryan
Trend Mining Company

Henry I. Rothman, Esq.
Troutman Sanders LLP